July 6, 2012

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

APEX 4 Inc.

Form 10-12(G)

Filed June 6, 2012

File No. 000-54732

Mr. Spirgel:

This correspondence is in response to your letter dated July 3, 2012 in reference to our filing of the Form 10-12G filed June 6, 2012 on the behalf of APEX 4, Inc., File No. 000-54732.

Please accept the following responses and note that Registrant filed amended Form 10-12G on July 6, 2012.

Comment 1

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Answer:  Registrant notes the Commission’s comment.

Comment 2

2. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

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Describe how and when a company may lose emerging growth company status;

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Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

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State your election under Section 107(b) of the JOBS Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Answer:   The Company is an “emerging growth company” (“EGC”), that is exempt from certain financial disclosure and governance requirements for up to five years as defined in the Jumpstart Our Business Startups Act (“the JOBS Act”), that eases restrictions on the sale of securities; and increases the number of shareholders a company must have before becoming subject to the U.S. Securities and Exchange Commission’s (“SEC’s”) reporting and disclosure rules (See Emerging Growth Companies Section Below) and have selected December 31 as its fiscal year end. Disclosure of Business Combination has been revised as follows:

PERIODIC REPORTING AND AUDITED FINANCIAL STATEMENTS; DISCLOSURE OF BUSINESS COMBINATION

       Upon the effective date of this Registration  Statement,  the  Company's class  of  common  stock will be registered under the Exchange Act and it  will have reporting obligations,  including  the  requirement  that it files annual, quarterly  and  current  reports  with  the  SEC.   In  accordance   with   the requirements  of  the  Exchange  Act, the Company's annual reports will contain financial statements audited and reported  on  by  its  independent  registered public accountants.

       The  Company  will  not  acquire  a Target Business if audited financial statements  based  on United States generally  accepted  accounting  principles cannot be obtained for the Target Business.  The Company cannot assure you that any particular Target  Business  identified  by  the  Company  as  a  potential acquisition  candidate  will  have  financial statements prepared in accordance with  United  States  generally accepted  accounting  principles  or  that  the potential Target Business  will  be able to prepare its financial statements in accordance with United States generally accepted accounting principles.  To the extent that this requirement cannot be met, the Company may not be able to acquire the proposed Target Business.   While  this may limit the  pool  of potential  acquisition  candidates,  the  Company does not  believe  that  this limitation will be material.

       Upon the consummation of a Business  Combination,  the Company will file with the Securities and Exchange Commission a current report  on  Form  8-K  to disclose  the  Business  Combination,  the  terms  of  the  transaction  and  a description  of the business and management of the Target Business, among other things, and will  include  audited  consolidated  financial  statements  of the Company  giving  effect  to the Business Combination.  Holders of the Company's securities will be able to  access  the  Form 8-K and other filings made by the Company  on  the  EDGAR  Company Search page of  the  Securities  and  Exchange Commission's Web site, the  address  for  which  is www.sec.gov. The public may read and copy any materials the Company files with the SEC at the SEC's Public

Reference Room at Room 1518, 100 F. Street, N.E., Washington, D.C.  20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Emerging Growth Company

We are an emerging growth company under the JOBS Act. We shall continue to be deemed an emerging growth company until the earliest of:

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(a) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

•

(b) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective IPO registration statement;

•	(c) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

•	(d) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are also exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Item 1A. Risk Factors.

Opt-in right for emerging growth company

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Comment 3

Directors and Executive Officers, page 16

Page 13 states Mr. Chiang is employed by Redwood Capital, Inc. However, page 16 and other parts of the document state he is employed by Tech Associates, Inc. Please reconcile and revise throughout.

Answer:  The typographical error in on page 13 has been amended as follows:

              The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid   with additional money contributed by Richard Chiang, our sole director, officer and stockholder, or another source. Mr. Chiang’s employer, Tech Associates Inc. ~~Redwood Capital, Inc.~~ has agreed to pay the company’s expenses in the form of a loan, should funds contributed by Mr. Chiang be insufficient. Tech Associates Inc. ~~Redwood Capital, Inc.~~ may locate a potential acquisition target on behalf of the company should Mr. Chiang require additional assistance.

Comment 4

Prior Blank Check Company Experience, page 16

We note your disclosure regarding Mr. Chiang’s prior affiliation with Apex 1, Apex 2, and Apex 3. Please disclose:

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Whether Mr. Chiang has any continuing affiliation with these companies such as an equity interest (disclose if he has no affiliation in any form whatsoever),

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Whether any affiliate or third party was involved in each company’s business combination (including any compensation received by such affiliate or party),

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Whether Mr. Chiang received any compensation in connection with each company’s business combination,

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Whether the successor entities are currently reporting companies and, if so, whether they are timely in their obligations, and

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Whether the successor entities have a public trading market for their securities.

Answer:  Prior Blank Check Company Experience on page 18 has been revised as follows:

Name	Filing Date Registration Statement	Operating Status	SEC File Number	Pending Business Combinations	Additional Information

APEX 1, Inc.	June 21, 2010	Effective December 7, 2010	000-54112	On May 6, 2011, APEX 1, Inc. was sold to Andrew J. Zagorski of OZ Saferooms Technologies, Inc. for $70,000.	Richard Chiang served as president, chief executive officer and director until the closing of the share exchange transaction with Andrew J. Zagorski, at which time he resigned.
APEX 2, Inc. APEX 3, Inc.	June 6, 2011 March 2, 2012	Effective July 1 9, 2011 Effective April 3, 2012	000-54430 000-54617	On Oct 28, 2011, APEX 2, Inc. was sold to Martin Mobarak of MAP Universal LLC for $50,000. On April 18, 2012, APEX 2, Inc. was sold to Robert I. Goldstein of US Nuclear Corp. for $30,000.

Richard Chiang served as president, chief executive officer and director until the closing of the share exchange transaction with Martin Mobarak, at which time he resigned.

Richard Chiang served as president, chief executive officer and director until the closing of the share exchange transaction with Robert I. Goldstein at which time he resigned and subsequently on May 18th, 2012, was elected as director.

Mr. Chiang has no continuing affiliation with APEX 1 Inc. and APEX 2 Inc. He has retained an equity interest of 8.5% of the outstanding common shares of APEX 3 Inc as a director. There was no affiliate or third party involvement in the sale of each company and no compensation to any such affiliate or party. Mr. Chiang received compensation in connection with the sale of each company as listed in the table section of Prior Blank Check Company Experience, but not for any business combination. On May 20, 2011, Andrew J. Zagorski of OZ Saferooms Technologies, Inc the owner of APEX 1 Inc. filed with the Secretary of State of the State of Delaware an amendment to its Certificate of Incorporation which changed the name of the Registrant from Apex 1, Inc. to Oz Saferooms Technologies, Inc. As of July 3, 2012, APEX 1 Inc, APEX 2 Inc and APEX 3 Inc have not consummated any business combinations and are currently timely in their reporting obligations with the SEC. OZ Saferooms Technologies, MAP Universal LLC and US Nuclear Corp are operating entities, however, no business combination has been filed and therefore OZ Saferooms Technologies fka APEX 1 Inc, APEX 2 Inc and APEX 3 Inc are still shell companies. Currently, there is no public trading market for OZ Saferooms Technologies fka APEX 1 Inc, APEX 2 Inc and APEX 3 Inc.

Comment 5

Further, disclose whether OZ Saferooms Technologies, MAP Universal LLC, and US Nuclear Corp. were operating entities such that, after the business combination, Apex 1, Apex 2, and Apex 3 ceased to be shell companies.

Answer:  Prior Blank Check Company Experience on page 18 has been revised as follows:

OZ Saferooms Technologies, MAP Universal LLC and US Nuclear Corp are operating entities, however, no business combination has been filed and therefore APEX 1 Inc, APEX 2 Inc and APEX 3 Inc are still shell companies. Currently, there is no public trading market for APEX 1 Inc, APEX 2 Inc and APEX 3 Inc.

Comment 6

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

We note that there are inconsistencies in the Report. The first paragraph states that the auditor has audited the balance sheet of Apex 4, Inc. as of May 18, 2012 and the related statements of operation, changes in shareholders’ equity and cash flows for the period from May 18, 2012 (inception) May 31, 2012. We believe that the first paragraph should state that the balance sheet as of May 31, 2012 has been audited in order to conform to the language in the third paragraph. Also, the word “to” should be inserted between May 18, 2012 and May 31, 2012.

Answer:  The typographical errors in the Report of Independent Registered Public Accounting Firm have been amended as follows:

We have audited the accompanying balance sheet of Apex 4, Inc. as of May 31, 2012 ~~May 18, 2012~~ and the related statements of operation, changes in shareholders’ equity and cash flows for the period from May 18, 2012 (inception) to May 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Registrant wishes to acknowledge the following:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President